Exhibit 21.1

Name of Subsidiary	Jurisdiction of Organization
Millendo Therapeutics SAS	France
Millendo Therapeutics US, Inc.	Delaware
Millendo Therapeutics Ltd	London, England
OvaScience Securities Corporation	Massachusetts
OvaScience Bermuda Limited	Hamilton, Bermuda
OvaScience Limited	London, England